

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 16, 2012

<u>Via E-Mail</u>

Jeffrey W. Henderson
Chief Financial Officer
Cardinal Health, Inc.
7000 Cardinal Place
Dublin, Ohio 43017

> **Re:** **Cardinal Health, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2011**
> **Filed August 26, 2011**
> **Form 10-Q for the Fiscal Quarter Ended December 31, 2011**
> **Filed February 7, 2012**
> **File No. 1- 11373**

Dear Mr. Henderson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2011

Item 1. Business Segments, page 2
Pharmaceutical Segment, page 2

1.   We note your references to specialty pharmaceutical products in this section and
       elsewhere in your report. Please advise us, with a view to disclosure, of the factors you
       consider when determining what products and services are deemed "specialty," and
       whether or not the definition is based on an industry, regulatory or other source. Also,
       tell us whether, to the best of your knowledge, your use of the term "specialty" is the
       same as or comparable to what is used by other pharmaceutical distribution companies.

Item 8. Financial Statements and Supplementary Data, page 38
Notes to Consolidated Financial Statements, page 44

2. Acquisitions, page 51

2.   We note that you completed the acquisition of Kinray Inc., Yong Yu and Healthcare
       Solutions Holding, LLC during the fiscal year ended June 30, 2011; and that these three
       acquisitions increased revenues by $2.9 billion and operating earnings by $61.3 million
       for fiscal 2011. Please tell us why you do not present the supplemental pro forma
       information required by ASC 805-10-50-2(h)(2) and 50-2(h)(3). Also confirm to us that
       you will include this information in future filings in which the year or interim period of
       the acquisitions are presented.

16. Segment Information, page 69

3.   We note on page 34 that a reporting unit is defined as an operating segment or one level
       below an operating segment and in fiscal 2011 you identified four reporting units
       comprised of the Pharmaceutical segment (excluding your nuclear and pharmacy services
       division and the Yong Yu division), Medical segment, nuclear and pharmacy services
       division and the Yong Yu division. Please confirm our understanding that you have two
       operating segments (Pharmaceutical and Medical) and that the nuclear and pharmacy
       services division and the Yong Yu division represent components of the Pharmaceutical
       operating segment and, if so:

       a.   Confirm to us that you will clearly disclose your basis of organization in future filings
            pursuant to ASC 280-10-50-21; and

       b.   Provide us with a robust analysis to support your conclusion that the nuclear and
            pharmacy services division and the Yong Yu division do not represent separate
            operating segments. Refer to ASC 280-10-50-1 through 50-9.

4.   We note your separate discussions of the effects of your generic pharmaceutical programs on your results of operations in your December 31, 2011 Form 10-Q (pages 16-18) and in your fiscal 2011 and 2012 earnings conference transcripts. We also note your separate discussions of the effects of your specialty solutions business in your fiscal 2011 and 2012 earnings conference transcripts and that you separately identify specialty solutions as a component of your Pharmaceutical segment in your most recent investor conference materials available on your website. It appears to us that discrete financial information is available for your generic pharmaceutical programs and specialty solutions business. Please provide us with the following:

     a. A robust analysis to support your conclusion that your generic pharmaceutical programs and specialty solutions business do not represent separate reporting units. Refer to ASC 350-20-35-33 through 35-38.

     b. A robust analysis to support your conclusion that your generic pharmaceutical programs and specialty solutions business do not represent separate operating segments. Refer to ASC 280-10-50-1 through 50-9.

     c. The financial information regularly reviewed by your segment manager(s), and used by your CODM to make decisions about resource allocation and assess performance.

Form 10-Q for the Fiscal Quarter Ended December 31, 2011
Financial Statements
Notes to Condensed Consolidated Financial Statements, page 5
13. Segment Information, page 13

5.   We note that as of the first quarter of fiscal 2012, you began reporting the operating results of certain non-U.S. operations, including portions of your Cardinal Health China (formerly known as Yong Yu) and Cardinal Health Puerto Rico subsidiaries, in the Medical segment to better align reported results with the nature of the services provided. It appears to us that Cardinal Health China is either a separate operating segment or a reporting unit. Please confirm our understanding and, if so, explain to us why you allocate the results of Cardinal Health China between your Pharmaceutical and Medical reportable segments and tell us the accounting guidance that you follow as the basis for this presentation. Also identify for us the operating segment(s) and reporting unit(s) that includes the results of your Cardinal Health Puerto Rico subsidiaries.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joanna Lam at (202) 551-3476 or John Archfield at (202) 551- 3315 if you have questions regarding comments on the financial statements. Please contact Ruairi Regan at (202) 551-3269 or James Lopez, Branch Chief, at (202) 551-3536 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining